October 12, 2017

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn: Pamela A. Long

Re:	Loma Negra Compañía Industrial Argentina Sociedad Anónima
Amendment No. 1 to Registration Statement on Form F-1
Filed on September 27, 2017
File No. 333-220347

Dear Ms. Long:

On behalf of our client, Loma Negra Compañía Industrial Argentina Sociedad Anónima, a company organized under the laws of the Republic of Argentina (the “Company”), we file herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially submitted confidentially to the Commission on July 12, 2017, filed on September 5, 2017 and Amendment No. 1 thereto was filed on September 27, 2017. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated October 6, 2017 (the “Comment Letter”).

We are providing by overnight delivery a courtesy package that includes four copies of Amendment No. 2, two of which have been marked to reflect revisions from Amendment No. 1 to the Registration Statement filed on September 27, 2017 as well as copy of this letter.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter. All page numbers referenced in the responses refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2.

Description of American Depositary Shares, page 201

1.	We note your new disclosure under this heading and have the following comments:

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October 12, 2017

•	We note your reference to “timely” under “Voting Rights, page 207.” Here or under “Your voting rights with respect to the shares are limited, page 49,” make clear any timelines by which notice may be provided to the depositary;

•	Your discussion under “Pre-release Transactions, page 211” should make clear the “limit” on the amount of ADSs that may be outstanding as a result of pre-release transactions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as follows:

•	On page 50, the Company has clarified that the cut-off time for voting instructions from ADS holders to provide voting instructions to the depositary bank is typically up to two business days prior to the cut-off date to vote shares in Argentina so as to enable the depositary bank to tally the ADS voting instructions received from ADS holders and to provide the corresponding voting instructions at the share level in Argentina through the custodian of the ordinary shares represented by ADS. The Company has also modified the disclosure on page 207 to further explain that holders of ADSs shall provide voting instructions to the depositary bank before the voting instruction cut-off date specified by the depositary bank in each case.

•	On page 211, the Company has modified the disclosure regarding pre-release transactions to further clarify that the deposit agreement limits the aggregate size of pre-release transactions to 30% of the ADSs outstanding (without taking into account pre-released ADSs).

Financial Statements, page F-1

4. Critical Accounting Judgments and Key Sources Used for Estimating Uncertainty, page F-74

4.1.1. Concession of Ferrosur Roca S.A., page F-74

2.	We note your response to prior comment 8. Your response states that “the Argentine government supervises the investments made by the concessionaire, the fulfillment of maintenance duties, the proper use of the asset that have been granted under the concession, among others”. Given the governmental supervision and regulations over the concession, along with the significant residual interest in the railway system being retained by the Argentine government when the concession expires or terminates, it continues to appear that your concession is within the scope of IFRIC 12 and the related infrastructure should not be recognized as property, plant, and equipment in your financial statements. Please further clarify your position that the “Argentine government does not control nor regulate the services the company may render with the infrastructure” or otherwise modify your registration statement accordingly.

Response:

The Company respectfully advises the Staff that the concession of Ferrosur Roca S.A. (“Ferrosur”) is outside the scope of IFRIC 12 since it does not meet conditions in section a) of paragraph 5 of such

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October 12, 2017

interpretation, which paragraph states that a service concession arrangement will be within its scope if both of these two conditions are met:

a)	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

b)	the grantor controls – through ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the term of the arrangement.

The Company has set forth below the principal reasons why the Ferrosur concession does not comply with the statements in section a) of paragraph 5.

A.	The Argentine federal government (the “grantor”) does not control nor regulate the services that Ferrosur may render with the infrastructure.

i.	Ferrosur has the power to enter into freight agreements with users who undertake to use the railway and without prior consent of the grantor;

ii.	Ferrosur has provided additional services which were not available at the time the concession was granted. These additional services did not require approval from the grantor and included, for example, the transportation of new raw materials; and

iii.	Ferrosur has built certain railroad diversions to deliver services to the Company, without the prior consent of the grantor.

B.	The grantor does not control nor regulate to whom Ferrosur must provide its services.

i.	There is no control or restriction on who can be offered the services provided by Ferrosur;

ii.	There is no preference or priority given to any public entity; and

iii.	Currently, a significant portion of the freight railway services provided by Ferrosur are to the Company and the Company has been, and continues to be, one of the principal consumers of the services provided by Ferrosur.

C.	The grantor does not control nor regulate at what prices Ferrosur must provide the services.

i.	The concession agreement does not provide power to the grantor to exercise control over the prices that Ferrosur charges for its services.

ii.	There is no cap or limit applied by the grantor on pricing and pricing is determined on existing market conditions. Ferrosur’s principal competitors are trucks that transport raw materials and other products.

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October 12, 2017

iii.	Ferrosur applies and modifies tariff rates on an ongoing basis without the consent of the grantor and the grantor does not approve the rates and tariffs.

Accordingly, the Company respectfully advises the Staff that the Ferrosur concession agreement does not meet the criteria of paragraph 5(a) of IFRIC 12 and therefore is outside the scope of IFRIC 12.

36. Receivable from Railway Program Execution Unit, page F-116

3.	We note your response to prior comment 11. Please expand your footnote to disclose that “the period of time for collection of this receivable is three years, according to the opinion of the Company’s Argentine litigation counsel, based on the timing of the legal and administrative procedures still pending” and that “the Company expects that the judge’s approval of the official accountant expert’s final report should occur in 2018, according to the opinion of the Company’s Argentine legal advisors,” as indicated in your response.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has expanded the disclosure on page F-116 of Amendment No. 2 to include in Note 36 to its audited consolidated financial statements that the Company has estimated the period of time for collection of this receivable is three years, according to the opinion of the Company’s Argentine litigation counsel, based on the timing of the legal and administrative procedures still pending and that the Company expects that the judge’s approval of the official accountant expert’s final report should occur in 2018, according to the opinion of the Company’s Argentine legal advisors.

* * *

The Company would be grateful if the Staff provided any comments to the revised Registration Statement at its earliest convenience so that the Company may provide any additional responses required.

Please do not hesitate to contact John Vetterli at (212) 819-8816 or John Guzman at +55 (11) 3147-5607 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:	Marcos Gradin, Chief Financial Officer, Loma Negra Compañía Industrial Sociedad Anónima

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